BERKLEY RESOURCES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

Canadian Funds

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements and other financial information included in the Annual Report are the responsibility of, and have been prepared by, the management of Berkley Resources Inc. within reasonable limits of materiality. To fulfill this responsibility, the Company maintains appropriate systems of internal control, policies and procedures. These systems of internal control, policies and procedures help ensure that the Company’s reporting practices and accounting and administrative procedures provide reasonable assurance that the financial information is relevant, reliable, and accurate, and that assets are safeguarded and transactions are executed in accordance with proper authorization. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to generally accepted accounting principles in the United States. When alternative methods exist, the Company has chosen those that it deems most appropriate in the circumstances, in order to ensure that the financial statements are presented fairly in all respects. Where appropriate, these financial statements reflect estimates based on judgments of management. Financial information presented elsewhere in the Annual Report is consistent, where applicable, with that shown in the accompanying financial statements.

Meyers Norris Penny, LLP the independent auditors, have examined the financial statements of the Company. The independent auditors’ responsibility is to express a professional opinion on the fairness of the financial statements. The auditors’ report outlines the auditors’ opinion and the scope of their examination and their report follows.

The financial statements have also been reviewed by the Directors of Berkley Resources Inc. and by its Audit Committee. The Audit Committee is comprised of independent directors, and meets periodically during the year with the independent auditors and management. The independent auditors have full and unrestricted access to the Audit Committee.

“Signed”	“Signed”
Matthew Wayrynen	Lindsay Gorrill
Executive Chairman and Chief Executive Officer	President and Chief Operating Officer
April 24, 2007

To the shareholders of Berkley Resources Inc.:

We have audited the balance sheet of Berkley Resources Inc. as at December 31, 2006 and the statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended December 31, 2005 and for the year ended December 31, 2004, prior to the adjustment for certain error corrections as described in Note 18, were audited by the other auditors, who expressed an opinion without reservation on these statements in their report dated April 10, 2006. We have audited the adjustments to the 2005 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

“Signed”

Calgary, Canada	MEYERS NORRIS PENNY LLP
April 24, 2007	Independent Registered Chartered Accountants

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 24, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the report of the independent registered chartered accountants when these are properly accounted for and adequately disclosed in the financial statements.

“Signed”

Calgary, Canada	MEYERS NORRIS PENNY LLP
April 24, 2007	Independent Registered Chartered Accountants

BERKLEY RESOURCES INC.
BALANCE SHEETS
December 31, 2006, and 2005

As at	2006	2005
		(Restated)
ASSETS
Current Assets
Cash	$498,246	$1,894,681
Accounts receivable	607,436	278,856
Taxes recoverable	16,145	22,325
Prepaid expenses	15,933	101,689
Deferred financing fees	134,247	-
Due from related party	-	3,454

	1,272,007	2,301,005

Prepaid oil and gas costs	-	295,350
Oil and gas properties and equipment (Note 5)	8,581,024	5,339,531
Other property plant and equipment (Note 7)	4,724	6,449
Assets of discontinued operations (Note 2 and 6)	2,038,924	2,049,015

	$11,896,679	$9,991,350

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,015,594	$353,363
Due to related parties (Note 13b)	68,433	124,917
Bank loans and liabilities of discontinued operations (Note 2 and 8)	3,377,612	1,922,146

	4,461,639	2,400,426

Asset Retirement Obligation (Note 3e and 9)	135,675	85,439

	4,597,314	2,485,865
Going concern (Note 1)
Commitments (Note 15)
Prior period adjustment (Note 18)
Subsequent events (Note 19)

SHAREHOLDERS' EQUITY

Share Capital (Note 10)	11,577,934	8,762,671
Contributed Surplus (Note 11)	804,412	589,036
Deficit	(5,082,981)	(1,846,222)

	7,299,365	7,505,485

	$11,896,679	$9,991,350

Approved by the Directors:

“Matt Wayrynen”	Director	“Lindsay Gorrill”	Director

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31

	2006	2005	2004
		(Restated)

OIL AND GAS REVENUE	$1,568,681	$1,408,858	$866,811

Oil and gas production expenses
Operating costs	828,575	608,045	416,254
Interest on loans	59,652	-	-
Amortization, depletion and accretion	1,162,790	667,794	262,775
Write-down of oil and gas properties	2,385,000	-	-
	4,436,017	1,275,839	679,029

NET OIL AND GAS INCOME (LOSS)	(2,867,336)	133,019	187,782

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative, office services and premises	312,517	244,233	188,863
Stock based compensation	177,596	173,538	273,793
Management fees	237,828	201,393	-
Consulting fees	242,245	209,174	310,270
Professional fees	172,261	163,544	101,121
Finance fees on debt	61,753	95,427	-
Filing and transfer agent fees	25,731	17,130	19,413
Shareholder information	24,907	69,717	9,823
Amortization	2,158	1,462	409
	(1,256,996)	(1,175,618)	(903,692)
OTHER INCOME (EXPENSES)
Interest expense	(848)	(10,487)	-
Interest and other income	24,450	2,034	-
	(1,233,394)	(1,184,071)	(903,692)

LOSS BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	(4,100,730)	(1,051,052)	(715,910)
Recovery of future income taxes (Note 12a)	1,032,099	583,706	-

LOSS BEFORE DISCONTINUED OPERATIONS	(3,068,631)	(467,346)	(715,910)
Discontinued operations (Note 2)	(168,128)	(55,112)	(13,124)

LOSS FOR THE YEAR	$(3,236,759)	$(522,458)	$(729,034)

BASIC AND DILUTED LOSS PER SHARE BEFORE DISCONTINUED OPERATIONS	$(0.21)	$(0.05)	$(0.10)

BASIC AND DILUTED LOSS PER SHARE AFTER DISCONTINUED OPERATIONS	$(0.22)	$(0.05)	$(0.10)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	14,646,442	9,849,082	7,175,945

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF DEFICIT
For the Years Ended December 31

	2006	2005	2004
		(Restated)

DEFICIT, beginning of period	$(1,846,222)	$(1,323,764)	$(563,849)

RETROACTIVE ADJUSTMENT
Stock based compensation (Note 4)	-	-	(30,881)

DEFICIT, restated, beginning of period	(1,846,222)	(1,323,764)	(594,730)

Loss for the year	(3,236,759)	(522,458)	(729,034)

DEFICIT, end of year	$(5,082,981)	$(1,846,222)	$(1,323,764)

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31

	2006	2005	2004
		(Restated)
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS

OPERATING ACTIVITIES
Loss for the period from continuing operations	$(3,068,631)	$(467,346)	$(715,910)
Items not requiring cash in the year
Amortization, depletion and accretion	1,164,948	669,256	263,184
Finance fees on debt	61,753	-	-
Write-down of oil and gas properties	2,385,000	-	-
Recovery of future income taxes	(1,032,099)	(583,706)	-
Stock based compensation	177,596	173,538	273,793
	(311,433)	(208,258)	(178,933)
Net change in non-cash working capital balances:
Accounts receivable	(328,580)	(133,434)	(45,419)
Taxes recoverable	6,180	8,754	13,413
Prepaid expenses	85,756	(9,189)	11,649
Due from related party	3,454	18,606	-
Prepaid oil and gas costs	295,350	81,343	(376,693)
Accounts payable and accrued liabilities	662,231	1,833	42,419
Due to related parties	(56,484)	124,917	-
	356,474	(115,428)	(533,564)

INVESTING ACTIVITIES
Proceeds on disposal of oil and gas property	-	112,500	-
Oil and gas properties and equipment, net	(6,739,047)	(3,859,162)	(1,301,715)
Other property, plant and equipment	(433)	(5,548)	(2,728)
	(6,739,480)	(3,752,210)	(1,304,443)

FINANCING ACTIVITIES
Issuance of common shares (net of issue costs)	3,689,142	3,615,396	2,434,882

Increase (Decrease) in cash from continuing operations	(2,693,864)	(252,242)	596,875

Increase (Decrease) in cash from discontinued operations (Note 2)	1,297,429	1,434,245	(119,422)

Cash, beginning of year	1,894,681	712,678	235,225

Cash, end of year	$498,246	$1,894,681	$712,678

SUPPLEMENTAL STATEMENTS OF CASH
FLOWS DISCLOSURE
Interest paid on long-term debt	$273,100	$99,532	$23,047

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

1.	Nature of Operations and Going Concern

Berkley Resources Inc. (the “Company” or “Berkley”) was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986. The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada. The Company also rents commercial office space in a building it owns in Vancouver, Canada. The commercial rental operations have been discontinued as a result of the planned sale of the building subsequent to year end (Note 2).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that Berkley will continue in operation for the foreseeable future in regards to its oil and gas operations and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and as at December 31, 2006 the Company does not have sufficient financial resources to meet its flow through expenditure requirements in 2007. As at December 31, 2006, the Company had a working capital deficit of $3,189,632 (2005 - $99,421).

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital through the issuance of treasury shares or debt and achieve profitable operations in the future.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, reported revenues and expenses, and the balance sheet classifications used.

2.	Discontinued Operations

Subsequent to the year end, the Company has entered into an agreement to sell its real estate assets in Vancouver, British Columbia. Therefore the rental property asset and liability amounts are now disclosed as Assets of discontinued operations and Bank loans and liabilities of discontinued operations respectively on the Balance Sheet and the operations segment disclosed as discontinued operations on the Statement of Operations. The rental property asset is expected to be sold for $4,000,000 on or before September 7, 2007 and has a carrying value of $2,038,924. Summarized financial information relating to the discontinued operations are as follows:

Assets:

	2006	2005
Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(147,722)	(137,631)
	299,930	310,021
Land, at cost	1,738,994	1,738,994
	$2,038,924	$2,049,015

Liabilities:

	2006	2005
Canadian Imperial Bank of Commerce	$577,612	$322,146
Canadian Imperial Bank of Commerce	-	100,000
Quest Capital Corp.	2,800,000	-
IMOR Capital Corp.	-	1,500,000
	$3,377,612	$1,922,146

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

2.	Discontinued Operations - Continued

Operating results:

	2006	2005	2004

Rental Revenue	$249,211	$238,466	$232,607

Rental operations expenses
Operating costs	193,800	180,779	209,229
Interest on bank loan	213,448	99,532	23,047
Amortization	10,091	13,267	13,455

	417,339	293,578	245,731

Net Rental Loss	$(168,128)	$(55,112)	$(13,124)

Cash flows:

	2006	2005	2004

Operating activities
Loss for the period	$(168,128)	$(55,112)	$(13,124)
Amortization	10,091	13,267	13,455
	(158,037)	(41,845)	331

Financing activities
Bank and other loans received	3,055,466	1,600,000	-
Bank and other loans repaid	(1,600,000)	(123,910)	(119,753)
	1,455,466	1,476,090	(119,753)

Net cash increase (decrease) in cash from discontinued operations	$1,297,429	$1,434,245	$(119,422)

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

3.	Significant Accounting Policies

a)    Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which do not materially differ from accounting principles generally accepted in the United States, except as disclosed in Note 17.

Certain comparative balances have been reclassified to conform with current year accounting policies and financial statement presentation.

b)    Foreign currency translation

The accounts of the Company are maintained in Canadian dollars. Monetary assets and liabilities are translated into Canadian dollars at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in operations.

c)    Revenue recognition

Revenue associated with the sale of crude oil, natural gas and liquids represent the sales value of the Company’s share of petroleum production during the year received from third party purchasers on delivery of activity reports. Differences between production and amounts delivered and sold are not significant. Revenue is recognized based upon the monthly report of sales from either the third party or the Company’s partner in the well.

Rental revenue is recognized on a monthly basis under the terms of lease agreements with tenants.

d)    Oil and gas properties and equipment

Berkley follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, costs of production equipment and overhead charges relating to acquisition, exploration and development activities. The Company does not capitalize interest or administrative expenses.

Capitalized costs of proven reserves and equipment are depleted using a unit of production method based upon estimated proven reserves (energy content) before royalties. For purposes of this calculation, reserves are converted to common units on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the relevant cost centre unless this results in a change of 20% or more in the depletion rate. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the appropriate cost centre and the resultant profit or loss taken into income.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

3.    Significant Accounting Policies - Continued

d)    Oil and gas properties and equipment - Continued

The Company performs a ceiling test in a two-stage test performed at least annually:

i)     Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.

ii)    If impairment is indicated by applying the calculations described in i) above, the Company will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the Company’s risk-free rate of interest, using forecast prices and costs. Any impairment is included in earnings for the year.

Substantially all of the Company’s oil and gas interests are conducted jointly with others. The financial statements reflect only the Company’s share of assets, liabilities, and operations. As at 31 December 2006 and 2005, the Company does not operate any of its oil and gas interests.

e)    Asset retirement obligation

Effective January 1, 2004 the Company retroactively adopted the new Canadian standard for “Asset Retirement Obligations”. This standard requires the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets to be recorded in the period the asset is put to use, with the corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to asset retirement accretion which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation and amortization of the underlying assets. Revisions to the estimated timing of cash flows or to the original estimated undiscounted costs could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded. Prior to January 1, 2004, the Company provided for future site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis.

f)    Rental property and other capital assets

Land and building are recorded at cost, net of accumulated amortization on the building. The cost of the building is amortized over its estimated useful life at the rate of 4% per annum by the declining balance method. No amortization was taken on the building in the current year, subsequent to these operations being discontinued.

Other capital assets consist of computer equipment, furniture and equipment and are amortized at the following rates per annum by the declining balance method:

Computer equipment	30%
Furniture, fixtures and equipment	20%

g)    Financial instruments

The Company’s financial instruments include cash, accounts receivable, taxes recoverable, due from and to related parties, accounts payable and accrued liabilities, and bank loans. The carrying values of these financial instruments approximate their fair values. The Company is not exposed to significant credit or currency risk on its financial instruments.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

3.    Significant Accounting Policies - Continued

h)    Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The amounts recorded for depletion and depreciation of petroleum and natural gas properties and the provision for asset retirement obligations are based on estimates. The ceiling test is based on estimates of proven reserves, production rates, oil and gas prices and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates, in future periods, could be significant.

i)    Stock based compensation plan

Stock based compensation expense is recorded for the estimated fair value of stock options granted. The estimated fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

j)    Loss per share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. This method assumes the proceeds from the exercise of dilutive options and warrants are used to purchase common shares at the weighted average market price during the period.

k)    Income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

l)    Share capital

i)    The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii)    Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

All costs related to issuances of share capital will be charged against the proceeds received from the related share capital.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

3.    Significant Accounting Policies - Continued

m)    Variable interest entities - change in accounting policy

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities”, to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.” The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them. The Guideline is effective for annual and interim periods beginning on or after November 1, 2004, and upon adoption, will not materially impact the Company’s results of operations and financial position. The Guideline is effective January 1, 2005 for the Company.

n)    Flow-through shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

o)    Recent accounting pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued new recommendations for the recognition and measurement of financial instruments, and amendments to the existing presentation and disclosure standards, effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2006. Section 3855 Financial Instruments - Recognition and Measurement establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3861 Financial Instruments - Disclosure and Presentation discusses the presentation and disclosure of these items. The application of hedge accounting is covered in Section 3865 Hedges. Section 1530 Comprehensive Income establishes standards for reporting and displaying certain gains and losses, such as unrealized gains and losses related to hedges or other derivative instruments, outside of net income, in a statement of comprehensive income. Section 3251 Equity establishes standards for the presentation of equity and changes in equity, including changes arising from those items recorded in comprehensive income. There have also been numerous consequential amendments made to other Sections. Transitional provisions are complex and vary based on the type of financial instruments under consideration. Therefore, the Company has not yet determined the effect of these new standards on its financial statements.

4.    Accounting Changes

a)    Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees. In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense. In 2003, the Company did not account for stock based compensation when stock options were granted to employees and directors; however, it disclosed the pro forma effect of the stock based compensation on its financial results. In 2004, the Company adopted the fair value based method of accounting for stock based compensation, as described in Note 3i. This change has been applied retroactively so the opening retained earnings for 2004 has been adjusted to reflect the impact of the new accounting policy on the 2003 year. This accounting treatment is in keeping with Canadian generally accepted accounting principles. The effect of this change was to increase the deficit at January 1, 2004 by $30,881 to $594,730.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

4.    Accounting Changes - Continued

b)    Effective January 1, 2004, the Company adopted, on a prospective basis, the recommendations of Emerging Issues Committee - 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding decrease to shareholders equity on the date the company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses.

5.    Oil and Gas Properties and Equipment

	2006	2005
		(Restated)
Oil and gas properties and equipment, cost	$16,035,651	$9,249,158

Less: Accumulated amortization and depletion	(5,069,627)	(3,909,627)
Write-down of oil and gas properties	(2,385,000)	-

	$8,581,024	$5,339,531

Future development costs related to proven undeveloped reserves of $ Nil (2005 - $55,000) have been included in the depletion base calculation at December 31, 2006.

At December 31, 2006, oil and gas properties and equipment includes the cost of unproven properties of approximately $3,832,346 (2005 - $330,228) which are currently not subject to depletion.

The benchmark prices, on which the ceiling test is based, are as follows:

Year	Crude Oil CDN$/bbl	Natural Gas CDN$/mcf
2007	65.99	7.21
2008	67.71	7.85
2009	66.19	7.80
2010	61.42	7.93
2011	56.68	8.25
2012	53.73	8.44
2013	53.90	8.58
2014	54.93	8.88
2015	56.09	9.07
2016	55.45	9.28

Benchmark prices increase at a rate of 2% per year for both oil and gas after 2016.

For the year ended December 31, 2006, a ceiling test write-down of $2,385,000 was required. For the year ended December 31, 2005, no ceiling test write-down was required.

During the year ended December 31, 2006, five property areas produced more than 95% (2005 - 87%) of the total oil and gas revenue. There is no guarantee that this revenue will continue in future periods. In addition, $70,013 of 2006 revenue (2005 - $465,401) came from a well that was abandoned in fiscal 2006 and is unlikely to produce any future revenue.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

6.    Assets of Discontinued Operations

	2006	2005
Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(147,722)	(137,631)
	299,930	310,021
Land, at cost	1,738,994	1,738,994
	$2,038,924	$2,049,015

7.    Other Property, Plant and Equipment

	Cost	Accumulated Amortization	Net 2006	Net 2005
Computer equipment	$28,382	$(25,773)	$2,609	$3,806
Furniture, fixtures and equipment	8,521	(6,407)	2,114	2,642
Truck	39,040	(39,039)	1	1
	$75,943	$(71,219)	$4,724	$6,449

8.    Bank Loans and Liabilities of Discontinued Operations

	2006	2005
Canadian Imperial Bank of Commerce	$577,612	$322,146
Canadian Imperial Bank of Commerce	-	100,000
Quest Capital Corp.	2,800,000	-
IMOR Capital Corp.	-	1,500,000
	$3,377,612	$1,922,146

The bank loan of $577,612 payable to the Canadian Imperial Bank of Commerce (“CIBC”) bears interest at prime plus 1.00% per annum, is due on demand, and is secured by a first mortgage in the amount of $650,000 over the Company’s rental property (Note 6) and an assignment of rents and insurance. Also, one director has supplied a guarantee of $300,000.

The bank loan payable to Quest Capital Corp (“Quest”) bears interest at 12.00% per annum with monthly interest only payments of approximately $28,000 and is secured by a first charge debenture over the Company’s oil and natural gas assets, a second mortgage over the Company’s real estate, a promissory note and a general security agreement. The balance is due September 7, 2007. The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

The bank loan payable to IMOR Capital Corp (“IMOR”) had beared interest at prime plus 6.75% per annum (minimum 11% per annum) with monthly interest only payments of $13,750 and was secured by a second mortgage over the Company’s real estate and an assignment of rents and a general security agreement. The debt was settled in September 2006 with proceeds from the Quest Capital Corp. loan.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum. As at December 31, 2006, there was a nil balance outstanding with regard to the credit line.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

9.    Asset Retirement Obligation

The following table sets out the activity for the Company’s asset retirement obligation for the years ending December 31, 2006 and 2005:

	2006	2005
Opening balance	$85,439	$43,030
Accretion	2,790	2,294
Additions	47,446	40,115
Reduction due to disposal	-	-
	$135,675	$85,439

The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $217,700 (2005 - $144,600) which will be incurred between 2007 and 2017.

10.          Share Capital

a)    Authorized:

Unlimited common shares, without par value

	2006		2005
Issued and fully paid:	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	14,184,955	$8,762,671	9,681,977	$5,734,921
Issued in the year for cash:
Pursuant to private placements:
- flow-through for cash	3,613,015	3,251,713	3,629,978	3,266,980
- non-flow-through for cash (Note 11i)	755,600	642,260	536,000	402,000
- non-flow-through for services	301,538	196,000	100,000	75,000
Exercise of stock options	-	-	237,000	89,010
Exercise of warrants	2,500	3,750	-	-
Share issuance costs	-	(246,361)	-	(237,994)
Future income taxes on renouncement of resource property expenditures (Note 4b)	-	(1,114,694)	-	(583,706)
Future income taxes on share issue costs	-	82,595	-	-
Contributed surplus on exercise of stock options (Note 11)	-	-	-	16,460
Balance, end of year	18,857,608	$11,577,934	14,184,955	$8,762,671

b)    Warrants

	2006		2005
	Number of Shares Subject to Warrants	Exercise price range	Number of Shares Subject to Warrants	Exercise price range
Outstanding, beginning of year	1,925,232	$1.10/$1.50	1,289,232	$1.10/$1.50
Issued	377,800	$1.20/$1.50	636,000	$1.25
Exercised	(2,500)	$1.50	-	-
Expired	(1,286,732)	$1.10/$1.50	-	-
Outstanding, end of year	1,013,800	$1.20/$1.50	1,925,232	$1.10/$1.50

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

10.   Share Capital - Continued

b)    Warrants - Continued

At December 31, the following share purchase warrants were outstanding:

Exercise price Range	Expiry date	2006 Number of warrants	2005 Number of warrants
$1.25	November 10, 2006	-	241,110
$1.50	November 10, 2006	-	553,750
$1.25	November 30, 2006	-	129,000
$1.50	November 30, 2006	-	319,500
$1.36	December 10, 2006	-	45,872
$1.25	December 28, 2007	636,000	636,000
$1.20/$1.50	April 30, 2007 / December 31, 2007	377,800	-
		1,013,800	1,925,232

c)    Stock options

The Company has adopted a 2006 Stock Option Plan (“the Plan”) which provides for the granting of options to acquire up to 2,837,000 shares. The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company. All options granted are to be within the allowable discount off market price and the term of the options granted is not to exceed five years. Options granted under the plan vest as follows:

i)	20% during the first six months after the date of the grant;
ii)	20% at the end of nine months after the date of grant;
iii)	20% at the end of the twelve months after the date of grant;
iv)	20% at the end of the fifteen months after the date of grant;
v)	20% at the end of the eighteen months after the date of grant.

	2006		2005
	Number of Shares Subject to Options	Weighted average exercise price per share	Number of Shares Subject to Options	Weighted average exercise price per share
Balance outstanding, beginning of year	1,634,000	$0.72	1,226,000	$0.57
Activity in the year
Granted	600,000	$0.56	645,000	$0.90
Exercised	-	-	(237,000)	$0.38
Cancelled	(20,000)	$0.78	-	-
Lapsed	-	-	-	-
Balance outstanding, end of year	2,214,000	$0.68	1,634,000	$0.72

Exercisable ,end of year	1,428,333	$0.68	902,900	$0.58

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

10.   Share Capital - Continued

c)    Stock options - Continued

A summary of stock options outstanding is as follows:

		2006	2005
Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options at December 31
$0.52	September 19, 2008	580,500	580,500
$0.57	September 19, 2008	150,000	150,000
$0.74	September 19, 2008	6,000	21,000
$0.81	October 19, 2009	200,000	200,000
$0.77	October 29, 2009	37,500	37,500
$0.90	December 23, 2010	640,000	645,000
$0.56	September 21, 2011	600,000	-
		2,214,000	1,634,000

The fair value of the stock options granted were $198,900 (2005: $176,500) determined on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk free interest rate	3.91%	3.83%
Expected life	3 years	3 years
Volatility factor	55%	58%
Dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

11.    Contributed Surplus

	2006	2005
Balance, beginning of year	$589,036	$336,558
Stock-based compensation on issue of options	177,596	173,538
Value of warrants (i)	37,780	95,400
Exercise of stock options (Note 10a)	-	(16,460)
	$804,412	$589,036

(i)    During the year the Company issued 755,600 units at $0.90 per unit for total proceeds of $680,040 with each unit consisting of one common share of the Company and one half warrants exercisable to April 30, 2007 at $1.20 per warrant and exercisable to December 31, 2007 at $1.50. Management determined that $0.05 of the $0.90 unit price was applicable to the warrant, therefore $37,780 of total proceeds was been reflected in contributed surplus. Should these warrants be exercised the applicable amount of contributed surplus will be transferred to share capital.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

12.    Income Taxes

a)    Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2006	2005	2004
		(Restated)
Net income (loss) for the year before taxes	$(4,268,855)	$(1,106,164)	$(729,034)
Combined federal and provincial income tax rate	34.12%	34.12%	34.00%
Computed income tax expense (reduction)	(1,456,533)	(377,423)	(247,872)
Increase (decrease) resulting from
Non deductible Crown Royalties, net	22,290	33,956	16,627
Resource Loss (Allowance)	(12,658)	12,292	(32,880)
Stock based compensation	60,596	59,211	92,750
Deferred financing fees	21,070	-	-
Meals and entertainment	1,323	1,857	4,657
Tax adjustment from rate change and other	(892)	250	-
Change in valuation allowance	332,705	(313,849)	166,718
Recovery of income taxes	$(1,032,099)	$(583,706)	$-

b)    The components of the future income tax asset (liability) balances for the years ended December 31, are as follows:

	2006	2005
		(Restated)
Future income tax assets
Non-capital losses	$401,972	$202,748
Share issuance costs	148,615	115,136
Rental property and equipment tax value in excess of book value	105,150	100,616
Asset Retirement Obligation	46,292	29,049
Cumulative eligible capital	2,386	2,556
Future income tax liabilities
Oil and gas properties tax value in excess of book value	(135)	(78,530)
Allowance	(704,280)	(371,575)
Future income tax asset (liability)	$-	$-

Future income tax assets are recorded when it is more likely then not, that they will be recovered in future periods. A full valuation allowance has been taken on the future income tax assets as this criteria has not been met.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

12.    Income Taxes - Continued

c)    The Company has non-capital losses which may be applied to reduce future years' taxable income. At December 31, 2006, these losses expire as follows:

2007	$-
2008	10,711
2009	58,684
2010	52,613
2014	265,611
2015	208,700
2026	581,795
$1,178,114

d)    Canadian development and exploration expenditures

As at December 31, 2006, the Company had $8,580,628 (2005 - $5,108,560) of unused Canadian exploration and development expenses available to offset future taxable income of the Company. The tax benefit of these expenses carry forward indefinitely.

e)    Flow-through shares

In 2006, the Company issued flow-through shares in the amount of $3,251,713 (2005 - $3,266,980), excluding share issue costs, to finance eligible Canadian exploration expenditures. The resource expenditure deductions for income tax purposes related to exploration activities are renounced to investors in accordance with income tax legislation, and as a result tax deductibility of these costs are not available to the Company.

As at December 31, 2006 the subscription value of the flow-through shares of $3,251,713 (2005 - $3,266,680) had not yet been renounced to the shareholders, and $2,673,196 (2005 - $3,069,780) of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December 31, 2007. Subsequent to the year-end, the Company renounced the $3,251,713 (2005 - $3,266,980) to the flow-through shareholders under the CRA look back rules.

13.    Related Party Transactions

a)	Due from related party balance of $Nil (2005: $3,454) is due from a public company with common management and a common director.

b)
Due to related parties consists of $16,651 (2005 - $15,148) due to Directors of the Company for Directors fees and expense reimbursements; $51,782 (2005 - $19,769) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services; and $Nil (2005 - $90,000) to Directors and Officers of the Company in regards to bonus payments.

c)	Management and consulting fees totalling $237,828 were paid to Directors and their private companies in 2006 (2005: $291,392).

d)
During the year, current and/or former Directors and/or Officers exercised nil options (2005: 217,500 options for total proceeds of $78,900). In addition, current and/or former Directors and Officers subscribed for 145,500 shares of the Company for total proceeds of $130,950 (2005: 25,000 shares of the Company for total proceeds of $22,500).

e)	Consulting fees totalling $96,000 were paid to a former Director and his spouse in 2006 (2005: $96,000).

f)	A debt financing fee of $Nil was paid to a director in 2006 (2005 - $29,000).

g)
Administrative services, office supplies and accounting charges totalling $113,865 were paid to Oniva International Services Corporation (“Oniva”), a private company owned by public companies having common Directors (2005: $121,303).

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

13.   Related Party Transactions - Continued

The transactions were in the normal course of operations and agreed to by the related party and the Company and have had been measured at the exchange amount.

The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

14.   Risk Management

The carrying values of financial assets and liabilities approximate their fair value due to their short periods to maturity. The Company is exposed to interest risk on its bank loan and line of credit facility with the Canadian Imperial Bank of Commerce.

15.   Commitments

a)
Under the terms of Consulting Agreements with a former Director and his spouse, the Company is required to pay management fees of $16,000 in fiscal 2007. Subsequent to the year end, this commitment has been fulfilled.

b)
On December 12, 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a cash fee of 7% of the gross amount of proceeds of an equity financing or mezzanine financing and 3% of gross amount and proceeds of a debt financing, loan, line of credit or other non-equity financing sourced by the consultant respectively. The agreement terminates on November 9, 2007.

c)
As at December 31, 2006 $2,673,196 of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December 31, 2007.

16.   Segment Disclosure

The Company operates in two segments - oil and gas and real estate rental. Operating results by segment are reported in the statement of operations. Total assets and capital expenditures by operating segment are as follows:

	2006	2005
Assets by operating segment
Oil and gas	$9,182,115	$5,943,675
Real estate (Discontinued Operations)	2,090,035	2,071,124

Assets not allocated
Head office	624,529	1,976,551
	$11,896,679	$9,991,350

	2006	2005
Capital expenditures by segment
Oil and gas	$6,739,480	$3,861,287
Head office	-	3,423
	$6,739,480	$3,864,710

All of the Company’s operations are in Canada. Rental revenue of $6,000 (2005: $6,000) has been eliminated on roll-up of the divisions representing the rental of office premises by the corporate head office.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

17.    Differences Between Canadian and United States Generally Accepted Accounting Policies

The financial statements of Berkley have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). The material differences between Canadian and US GAAP and their effect on Berkley’s financial statements are summarized below:

Statement of Operations	2006	2005 As restated	2005 As previously reported	2004
Loss for the year under Canadian GAAP	$(3,236,759)	$(522,458)	$(1,922,458)	$(729,034)
Additional impairment of oil and gas properties under US GAAP (a)	(665,784)	(2,301,603)	(600,000)	-
Depletion, amortization and accretion expense (a)	321,709	-	-	-
Remove tax impact on renouncement of flow-through shares	(934,044)	(39,210)	(583,706)	-
Loss for the year under US GAAP	$(4,514,878)	$(2,863,271)	$(3,106,164)	$(729,034)
Loss per share under US GAAP	$(0.31)	$(0.29)	$(0.32)	$(0.10)

Statement of Cash Flows	2006	2005 As restated	2005 As previously reported	2004
Increase (decrease) in cash for the year under Canadian GAAP	$(1,396,435)	$1,182,003	$1,182,003	$477,453
Increase (decrease) in cash during the year under US GAAP	$(1,396,435)	$1,182,003	$1,182,003	$477,453

Balance Sheets	2006	2005 As restated	2005 As previously reported
Oil and gas properties - Canadian GAAP	$8,581,024	$5,339,531	$3,939,531
Additional impairment under US GAAP (a)	(2,967,387)	(2,301,603)	(502,200)
Depletion, amortization and accretion expense (a)	321,709	-	-
Oil and gas properties - US GAAP	5,935,346	3,037,928	3,437,331

Other liabilities (d and i)	(934,044)	(39,210)	(544,496)

Shareholders' equity - Canadian GAAP	7,299,365	7,505,485	6,105,485

Share capital (e)	11,577,934	8,762,671	8,762,671
Contributed surplus	804,412	589,036	589,036
Deficit	(5,082,981)	(1,846,222)	(3,246,222)
	7,299,365	7,505,485	6,105,485
Impairment of oil and gas properties	(2,967,387)	(2,301,603)	(462,990)
Depletion, amortization and accretion	321,709	-	-
Tax impact on renouncement of flow-through shares	(934,044)	(39,210)	(583,706)
Shareholders' equity - US GAAP	$3,719,643	$5,164,672	$5,058,789

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

17.    Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

a)
Under US GAAP the ceiling test for impairment used in connection with the full cost method of accounting for oil and gas operations requires the discounting of future net operating revenues by 10% using proved reserves only under constant pricing. Under Canadian GAAP, the ceiling test is based on discounted future net operating revenues using the Company’s risk-free rate of interest for proved and probable reserves at forecasted pricing.

At December 31, 2006, the Company applied a ceiling test to its oil and gas properties using December 31, 2006 prices of:

Gas (per thousand cubic feet)	$5.95 CDN
Crude oil (per barrel)	$60.20 CDN

The application of the US GAAP ceiling test resulted in an additional impairment to carrying value of the oil and gas properties of $665,784. Under Canadian GAAP, the application of this test required an additional impairment of $2,385,000 to the carrying value of the oil and gas properties.

At December 31, 2005, the Company applied a ceiling test to its oil and gas properties using December 31, 2005 prices of:

Gas (per thousand cubic feet)	$9.54 CDN
Crude oil (per barrel)	$59.44 CDN

The application of the US GAAP ceiling test resulted in an additional impairment to carrying value of the oil and gas properties of $2,301,603. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the oil and gas properties.

At December 31, 2004, the Company applied a ceiling test to its oil and gas properties using December 31, 2004 prices of:

Gas (per thousand cubic feet)	$6.35 CDN
Crude oil (per barrel)	$50.25 CDN

The application of the US GAAP ceiling test resulted in no adjustment to the carrying value of the oil and gas properties being required. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the oil and gas properties.

In addition, the cumulative difference between Canadian and US GAAP since inception of oil and gas operations to December 31, 2006 is that additional depletion of $321,709 (2005 - $Nil, 2004 - $Nil) has been recorded under US GAAP.

b)
During 2004, the Company adopted the fair value based method of accounting under Canadian GAAP for stock based compensation, as described in Notes 3i and 4a, with retroactive application with restatement of the prior year’s statement of operations. Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, issued by the United States Financial Accounting Standards Board (“FASB”) provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation. For US GAAP purposes, the Company has adopted SFAS No. 123 and its amendment SFAS No. 123R, prospectively as of January 1, 2003. As a result, the stock option compensation expense recognized in 2006 is not materially different between US and Canadian GAAP.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

17.    Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

Stock Options December 31, 2006
	Number of options	Aggregate Intrinsic Value
Options outstanding at end of year	2,214,000	$419,225
Options exercisable at end of year	1,428,333	$264,752

c)    Pro-forma disclosure of asset retirement obligations

SFAS 143 “Accounting for Asset Retirement Obligations” requires the recognition of the estimated fair value of asset retirement obligations as a liability commencing for all fiscal years beginning after June 15, 2002. The Company has adopted CICA Handbook Section 3110, which is in all material respects the same as FASB 143, effective January 1, 2003. Accordingly, there were no material differences between Canadian GAAP and US GAAP in respect of the accounting for asset retirement obligations.

d)    Under Canadian GAAP, the future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2006, 2005 and 2004.

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using a method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital. At the time the expenditures are renounced for tax purposes, the tax effect of the expenditures is debited to share capital and a related future tax liability is created. This liability may be subsequently removed with tax assets. For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made and renounced. There was a premium received for the 2005 and 2006 flow-through offerings.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the balance sheet dates are considered to be restricted and are not considered cash or cash equivalents under US GAAP. At December 31, 2006, unexpended flow-through funds were $2,673,196 (2005 - $3,069,780) (Note 12e).

e)    In May 2003, the FASB issued Statement No. 150 (“SFAS No. 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and the adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

f)     In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

17.    Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

g)    In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supercedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements - an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

h)    In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

i)     Under United States GAAP SFAS 109, if flow-through shares are sold at a premium, the premium is recorded as a liability. If flow-through shares are sold at a discount, the discount is recorded as an asset. As restricted cash is spent, the premium or discount is recognized as income or expense, respectively.

The December 2005 flow-through shares were priced at $0.90 and the fair market of the Company’s shares was $0.75.

Premium on flow-through share issuance is as follows:

3,629,978 flow-through shares at $0.90	$3,266,980
3,629,978 flow-through shares at $0.75	2,722,484
Premium on flow-through shares	$544,496

The December 2006 flow-through shares were priced at $0.90 and the fair market of the Company’s shares was $0.85.

Premium on flow-through share issuance is as follows:

3,613,015 flow-through shares at $0.90	$3,251,713
3,613,015 flow-through shares at $0.85	3,071,063
Premium on flow-through shares	$180,650

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

17.    Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

                  Presentation

  There are different presentations between Canadian and U.S. GAAP which are as follows:

1)    No subtotal is permitted under U.S. GAAP within cashflow from operations on the statement of cashflows.

2)    Under U.S. GAAP, there is no difference between net income and other comprehensive income.

18.    Prior Period Adjustment

During the year the Company determined that the 2005 financial statements erroneously stated a write-down against its oil and gas properties and equipment. The original ceiling test calculations resulted in a write-down of $1,400,000 which was applied against operations in 2005. A correction in the calculations in accordance with Canadian GAAP resulted in no write-down being required. An adjustment has been made to credit the write-down expense and debit accumulated amortization and depletion for the amount of $1,400,000. The following outlines the adjustment to the 2005 financial statements:

	December 31, 2005 as previously reported	Adjustment	December 31, 2005 as restated
Asset
Oil & gas properties and equipment	$3,939,531	$1,400,000	$5,339,531

Equity
Deficit	3,246,222	(1,400,000)	1,846,222

Expense
Write-down of oil and gas properties	1,400,000	(1,400,000)	-

Net oil and gas income (loss)	(1,266,981)	1,400,000	133,019

Loss or the year	$(1,922,458)	$1,400,000	$(522,458)

19.   Subsequent Event

Subsequent to the year end the Company entered into an offer to purchase for the sale of the Company’s real estate assets consisting of an office building located in Vancouver, British Columbia for the sum of $4,000,000. An initial deposit of $500,000 has been received subsequent to the year end. On closing, the purchaser will pay $3,000,000 and the Company will extend financing to the purchaser in the amount of $500,000 in the form of a second mortgage on the property. The closing is expected to take place on or before September 7, 2007. No commission or finders fees will be paid.